SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

OncoMed Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68234X102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

CUSIP #68234X102	Page 2 of 18

1	NAME OF REPORTING PERSONS LVP Life Science Ventures III, L.P. (“LVP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
337,082 shares, except that LVP GP III, LLC (“GP III”), the general partner of LVP III, may be deemed to have sole power to vote these shares, and Patrick Latterell (“Latterell”), the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
337,082 shares, except that GP III, the general partner of LVP III, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #68234X102	Page 3 of 18

1	NAME OF REPORTING PERSONS LVP III Associates, L.P. (“Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
16,863 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to vote these shares, and Latterell, the managing member fGP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
16,863 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #68234X102	Page 4 of 18

1	NAME OF REPORTING PERSONS LVP III Partners, L.P. (“Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
8,347 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
8,347 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12	TYPE OF REPORTING PERSON PN

CUSIP #68234X102	Page 5 of 18

1	NAME OF REPORTING PERSONS LVP GP III, LLC (“GP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
362,292 shares, of which 337,082 are directly owned by LVP III, 16,863 of which are directly owned by Associates and 8,347 of which are directly owned by Partners.  GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
362,292 shares, of which 337,082 are directly owned by LVP III, 16,863 of which are directly owned by Associates and 8,347 of which are directly owned by Partners.  GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,292
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP #68234X102	Page 6 of 18

1	NAME OF REPORTING PERSONS LVP Life Science Ventures II, L.P. (“LVP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
261,223 shares, except that LVP GP II, LLC (“GP II”), the general partner of LVP II, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
261,223 shares, except that GP II, the general partner of LVP II, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON PN

CUSIP #68234X102	Page 7 of 18

1	NAME OF REPORTING PERSONS LVP GP II, LLC (“GP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
261,223 shares, all of which are directly owned by LVP II. GP II, the general partner of LVP II, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
261,223 shares, all of which are directly by LVP II. GP II, the general partner of LVP II, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON OO

CUSIP #68234X102	Page 8 of 18

1	NAME OF REPORTING PERSONS LVP Life Science Ventures I, L.P. (“LVP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
61,907 shares, except that LVP GP I, LLC (“GP I”), the general partner of LVP I, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
61,907 shares, except that GP I, the general partner of LVP I, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,907
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP #68234X102	Page 9 of 18

1	NAME OF REPORTING PERSONS LVP GP I, LLC (“GP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
61,907 shares, all of which are directly owned by LVP I. GP I, the general partner of LVP I, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
61,907 shares, all of which are directly by LVP I. GP I, the general partner of LVP I, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,907
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP #68234X102	Page 10 of 18

1	NAME OF REPORTING PERSONS LVPMC, LLC (“LVPMC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,859 shares. Latterell, the manager of LVPMC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 43,859 shares. Latterell, the manager of LVPMC, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP #68234X102	Page 11 of 18

1	NAME OF REPORTING PERSONS Patrick F. Latterell (“Latterell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,859 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to vote those shares.
6

SHARED VOTING POWER
685,422 shares, of which 61,907 are directly owned LVP I, 261,223 are directly owned by LVP II, 337,082 are directly owned by LVP III, 16,863 are directly owned by Associates and 8,347 are directly owned by Partners. Latterell is the managing member of GP I, which is the general partner of LVP I. Latterell is the managing member of GP II, which is the general partner of LVP II. Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners. Latterell may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 43,859 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to dispose of those shares.
8

SHARED DISPOSITIVE POWER
685,422 shares, of which 61,907 are directly owned LVP I, 261,223 are directly owned by LVP II, 1,337,082 are directly owned by LVP III, 16,863 are directly owned by Associates and 8,347 are directly owned by Partners. Latterell is the managing member of GP I, which is the general partner of LVP I. Latterell is the managing member of GP II, which is the general partner of LVP II. Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners. Latterell may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #68234X102	Page 12 of 18

ITEM 1(A).	NAME OF ISSUER

OncoMed Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 Chesapeake Drive
Redwood City, California 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by LVP Life Science Ventures III, L.P., a Delaware limited partnership, LVP III Associates, L.P., a Delaware limited partnership (“Associates”), LVP III Partners, L.P., a Delaware limited partnership (“Partners”), LVP GP III, LLC, a Delaware limited liability company (“GP III”), LVP Life Science Ventures II, L.P., a Delaware limited partnership (“LVP II”), LVP GP II, LLC, a Delaware limited liability company (“GP II”), LVP Life Science Ventures I, L.P., a Delaware limited partnership (“LVP I”), LVP GP I, LLC, a Delaware limited liability company (“GP II”), and Patrick Latterell (“Latterell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o LVPMC, LLC
455 Market Street, Suite 2220
San Francisco, CA 94105

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(D)	CUSIP NUMBER

68234X102

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

CUSIP #68234X102	Page 13 of 18

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of LVP I, LVP II, LVP III, Associates and Partners and the limited liability company agreements of each of GP I, GP II and GP III, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #68234X102	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

LVP LIFE SCIENCE VENTURES III, L.P.

By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP III ASSOCIATES, L.P.

By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP III PARTNERS, L.P.,

By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP III, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

CUSIP #68234X102	Page 15 of 18

LVP Life Science Ventures II, L.P.

By: LVP GP II, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP II, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP Life Science Ventures I, L.P.

By: LVP GP I, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP I, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVPMC, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Manager

PATRICK F. LATTERELL

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell

CUSIP #68234X102	Page 16 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	17

CUSIP #68234X102	Page 17 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2016

LVP LIFE SCIENCE VENTURES III, L.P.

By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP III ASSOCIATES, L.P.

By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP III PARTNERS, L.P.,
By: LVP GP III, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP III, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

CUSIP #68234X102	Page 18 of 18

LVP Life Science Ventures II, L.P.

By: LVP GP II, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP II, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP Life Science Ventures I, L.P.

By: LVP GP I, LLC
Its: General Partner

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVP GP I, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Managing Member

LVPMC, LLC

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell
Its: Manager

PATRICK F. LATTERELL

By: /s/ Patrick F. Latterell
Name: Patrick F. Latterell